

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2015

Jeffrey I. Rassás
President
Nuvola, Inc.
8800 N. Gainey Center Dr., Suite 270
Scottsdale, AZ 85258

> **Re: Nuvola, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 14, 2015**
> **File No. 333-199794**

Dear Mr. Rassás:

We have reviewed your response letter dated July 13, 2015 and have the following comments.

General

1.   We note your response to prior comment 2 of our letter dated June 15, 2015. As previously noted, given that you are a shell company, your selling shareholders received their shares recently and the shares being sold represent 100% of your outstanding shares, we believe your selling shareholders are considered underwriters selling on behalf of the issuer. Refer to Question 612.09 of our Securities Act Rules Compliance and Disclosure Interpretations, available on our website. Because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering, even if your common stock becomes quoted on the OTCQB. Please therefore revise your disclosure on the prospectus cover page and elsewhere as appropriate to delete the references to selling shareholders being able to offer securities at prevailing market prices in the event you are quoted on the OTCQB or listed on an exchange. Refer to SEC Release No. 33-8869 for additional guidance.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Donald J. Stoecklein, Esq.
        Stoecklein Law Group, LLP